UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. )*

Novelion Therapeutics Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

67001K202
(CUSIP Number)

Joseph Riccardo c/o Healthcare Value Capital, LLC 50 Tice Blvd, Suite 140 Woodcliff Lake, New Jersey 07677
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healthcare Value Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,313,387

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,313,387

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,313,387

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7%

14.	TYPE OF REPORTING PERSON*

IA, OO

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healthcare Value Capital General Partner, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,313,387

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,313,387

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,313,387

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	67001K202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Healthcare Value Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,313,387

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,313,387

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,313,387

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	67001K202

Item 1.	Security and Issuer.

The name of the issuer is Novelion Therapeutics Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 887 Great Northern Way, Suite 250, Vancouver, B.C., Canada. This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D/A is being filed jointly by Healthcare Value Capital, LLC, a Delaware limited liability company, Healthcare Value Capital General Partner, LLC,, a Delaware limited liability company, and Healthcare Value Partners, L.P., a Delaware limited partnership, (the "Reporting Persons"). The principal business address of the Reporting Persons is 50 Tice Blvd, Suite 140, Woodcliff Lake, New Jersey 07677.

(d) There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Persons or their executive officers were convicted (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a-e) As of the date hereof, Healthcare Value Capital, LLC may be deemed to be the beneficial owner of 1,313,387 Shares (7%) of the Issuer, based upon the 18,704,857 Shares outstanding as of May 7, 2018, according to the Issuer. Healthcare Value Capital, LLC has the sole power to vote or direct the vote of 0 Shares, Healthcare Value Capital, LLC has the shared power to vote or direct the vote of 1,313,387 Shares, Healthcare Value Capital, LLC has the sole power to dispose or direct the disposition of 0 Shares and Healthcare Value Capital, LLC has the shared power to dispose or direct the disposition of 1,313,387 Shares to which this filing relates.

The Healthcare Value Capital General Partner, LLC may be deemed to be the beneficial owner of 1,313,387 Shares (7%) of the Issuer, based upon the 18,704,857 Shares outstanding as of May 7, 2018, according to the Issuer. The Healthcare Value Capital General Partner, LLC has the sole power to vote or direct the vote of 0 Shares, the Healthcare Value Capital General Partner, LLC has the shared power to vote or direct the vote of 1,313,387 Shares, the Healthcare Value Capital General Partner, LLC has the sole power to dispose or direct the disposition of 0 Shares and the Healthcare Value Capital General Partner, LLC has the shared power to dispose or direct the disposition of 1,313,387 Shares to which this filing relates.

Healthcare Value Partners, L.P. may be deemed to be the beneficial owner of 1,313,387 Shares (7%) of the Issuer, based upon the 18,704,857 Shares outstanding as of May 7, 2018, according to the Issuer. Healthcare Value Partners, L.P. has the sole power to vote or direct the vote of 0 Shares, Healthcare Value Partners, L.P. has the shared power to vote or direct the vote of 1,313,387 Shares, Healthcare Value Partners, L.P. has the sole power to dispose or direct the disposition of 0 Shares and Healthcare Value Partners, L.P. has the shared power to dispose or direct the disposition of 1,313,387 Shares to which this filing relates.

The Reporting Persons have not effected any transactions in the Shares in the past 60 days.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2018
(Date)

Healthcare Value Capital, LLC*
By: /s/ Joseph Riccardo

Joseph Riccardo
Managing Member
Healthcare Value Capital General Partner, LLC*
By: /s/ Joseph Riccardo

Joseph Riccardo
Managing Member
Healthcare Value Partners, L.P.*
By Healthcare Value Capital General Partner, LLC, its general partner
By: /s/ Joseph Riccardo
Joseph Riccardo

* This Reporting Person disclaims beneficial ownership in the Common Stock, except to the extent of his or its pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 99.1

AGREEMENT

The undersigned agree that this Schedule 13D dated July 26, 2018 relating to the Common Stock of Novelion Therapeutics Inc. shall be filed on behalf of the undersigned.

Healthcare Value Capital, LLC
By: /s/ Joseph Riccardo

Joseph Riccardo
Managing Member
Healthcare Value Capital General Partner, LLC
By: /s/ Joseph Riccardo

Joseph Riccardo
Managing Member
Healthcare Value Partners, L.P.
By Healthcare Value Capital General Partner, LLC, its general partner
By: /s/ Joseph Riccardo
Joseph Riccardo
Managing Member

SK 26713 0001 7957881